BAKER & MCKENZIE

April 20, 2005
VIA EDGAR TRANSMISSION


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0404
Washington, D.C. 20549-0404
Attention: Ms. Jill S. Davis


     RE:  Gold Reserve Inc.
          Form 20-F, Filed April 1, 2005
          File No. 001-31819

Ladies and Gentlemen:

On behalf of our client, Gold Reserve Inc. (the "Company"), set forth below is the initial response of the Company to the comments contained in the Staff's letter to Mr. Robert
A. McGuinness, Vice President - Finance & Chief Financial Officer, dated April 11, 2005, regarding the Form 20-F filed April 1, 2005. For ease of reference, the comments have been repeated below, with the initial response set forth below the comments. The numbering below corresponds to that used in the Staff's comment letter. The Company has received no other comment letter from the Staff.

Form 20-F for the year ended December 31, 2004

11.  Differences Between Canadian and U.S. GAAP, page 57

       1. We note your accounting under Canadian GAAP allows for the capitalization of certain exploration costs. However, under U.S. GAAP, the costs of acquiring unproven mining properties and any exploration costs should be expensed as incurred in that you have no proven and probable reserves relating to them that support cash flow projections or fair value measures required by SFAS No. 144 to assess the recoverability of such costs. You should not capitalize mining costs under U.S. GAAP until you  are  in  the  development stage  as  defined  in
       Industry  Guide  7.   In  addition,  a  contract   is
       required to be in place to establish proven and probable reserves when there is not an active market to sell the minerals. As a result, we have traditionally required a sales contract or binding letter of intent to buy the industrial mineral, before we would accept proven and probable reserve designation. Based on your disclosures on page 52 in Note 3, it appears some, if not all, of the capitalized exploration costs should have been expensed under U.S. GAAP. As your reconciliation to U.S. GAAP in Note 11 does not address these accounting differences, revisions may be required to appropriately reflect these accounting differences. Please revise your disclosures as necessary or supplementally support your accounting position under U.S. GAAP.

The undersigned and Mr. McGuinness have held various phone conferences with Ms. Jill Davis regarding the comments and the Company's preliminary views on the issues raised therein. Having received insight into the Staff's comments, the Company is preparing a formal response. However, as we informed Ms. Davis, Mr. McGuinness has been at the Company's properties in Venezuela since last week and is now in transit back to the United States. In light of Mr. McGuinness' absence, as discussed with Ms. Davis, the Company anticipates providing its detailed responses to the comments contained in the Staff's letter to you early next week, but no later than Wednesday, April 27, 2005. In advance of providing you a detailed response, we do understand from our conversations with Ms. Davis that it has been determined that the comment:

     "In  addition, a contract is required to  be
     in  place  to establish proven and  probable
     reserves when there is not an active  market
     to  sell the minerals.  As a result, we have
     traditionally required a sales  contract  or
     binding   letter  of  intent  to   buy   the
     industrial mineral, before we would accept proven and probable reserve designation."

is inapplicable to the Company since its main asset is a gold and copper property and there are established markets for trading gold and cooper. As such, our detailed response will not address further the comments raised thereby.

I  would appreciate it if you would please call me at  (713)
427-5018 should you have any questions, including as to the Company's proposed timetable. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan B. Newton

Jonathan B. Newton

cc: Mr. Robert A. McGuinness